UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

K2M GROUP HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

48273J107

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48273J107

1.	NAMES OF REPORTING PERSONS FFC Partners III-B, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,583,941
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 1,583,941
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,583,941
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8% [1]
12.	TYPE OF REPORTING PERSON PN

1	The percent of class was calculated based on a total of 41,228,829 shares of common stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015.

CUSIP No. 48273J107

1.	NAMES OF REPORTING PERSONS FFC Executive Partners III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 57,796
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 57,796
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,796
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% [1]
12.	TYPE OF REPORTING PERSON PN

1	The percent of class was calculated based on a total of 41,228,829 shares of common stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015.

CUSIP No. 48273J107

1.	NAMES OF REPORTING PERSONS FFC GP III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,641,737
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 1,641,737
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,641,737
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9% [1]
12.	TYPE OF REPORTING PERSON OO

1	The percent of class was calculated based on a total of 41,228,829 shares of common stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015.

CUSIP No. 48273J107

Item 1.	Issuer

(a)	Name of Issuer:

K2M Group Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

751 Miller Drive, SE

Leesburg, Virginia 20175

Item 2.	Filing Person

(a) – (c) Name of Persons Filing; Address; Citizenship:

(i)	FFC Partners III-B, L.P. (“FFC III-B”);

(ii)	FFC Executive Partners III, L.P. (“FFC EP III”); and

(iii)	FFC GP III, LLC (the “General Partner”).

The address of the principal business office of each of the reporting persons are 10 Glenville Street, Greenwich, Connecticut 06831.

(d)	Title of Class of Securities:

Common stock, $0.001 par value per share, (the “Common Stock”)

(e)	CUSIP Number:

48273J107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 16934W 10 6

Item 4.	Ownership.

(a) and (b) Amount beneficially owned:

(i)	FFC III-B directly owns 1,583,941 shares of Common Stock, which represents approximately 3.8% of the outstanding shares of Common Stock.

(ii)	FFC EP III directly owns 57,796 shares of Common Stock, which represents approximately 0.1% of the outstanding shares of Common Stock.

(iii)	The General Partner is the general partner of each of FFC III-B and FFC EP IIII, and may be deemed to beneficially own 1,641,737 shares of Common Stock, which represents approximately 3.9% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
FFC Partners III-B, L.P.	1,583,941	-0-	1,583,941	-0-
FFC Executive Partners III, L.P.	57,796	-0-	57,796	-0-
FFC GP III, LLC	1,641,737	-0-	1,641,737	-0-

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on a total of 39,464,938 shares of common stock outstanding as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission on February 4, 2015.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

FFC Partners III-B, L.P.

By:	FFC GP III, LLC, Its General Partner

	By:	/s/ Theodore B. Lundberg
Name: Theodore B. Lundberg
Title: Authorized Member

FFC Executive Partners III, L.P.

By:	FFC GP III, LLC, Its General Partner

	By:	/s/ Theodore B. Lundberg
Name: Theodore B. Lundberg
Title: Authorized Member

FFC GP III, LLC

	By:	/s/ Theodore B. Lundberg
Name: Theodore B. Lundberg
Title: Authorized Member